UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2018

Commission File Number: 001-35658

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

(Exact Name of Registrant as Specified in Its Charter)

SANTANDER MEXICO FINANCIAL GROUP, S.A.B. de C.V.

(Translation of Registrant’s Name into English)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

TABLE OF CONTENTS

ITEM
1.	Material Fact Announcement dated January 18, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.
By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: January 19, 2018

Item 1

Mexico City, Mexico, January 18, 2018

Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (BMV: SANMEX; NYSE: BSMX) ("Banco Santander Mexico") as successor of Grupo Financiero Santander México, S.A.B. de C.V. ("Grupo Financiero Santander Mexico"), pursuant to the press release published on December 8, 2017, hereby informs Shareholders that:

Recitals

1.	Both entities agreed to merge in accordance with the resolutions agreed to at their respective Ordinary and Extraordinary Shareholders Meetings held on December 8, 2017.

2.	At such Meetings, it was agreed that the abovementioned merger would become effective between the parties at the close of December 31, 2017, while the merger would become effective before third parties with retroactive effect as of that same date once the public instruments in which the resolutions of the shareholders’ meetings were recorded were registered before the Public Registry of Commerce in Mexico. As of the date hereof, such registration process is not yet finalized.

3.	On January 29, 2018, prior to the opening for operations of the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V., or “BMV”), all of the share certificates representing the common stock of Grupo Financiero Santander Mexico, the merged entity, will be exchanged for share certificates representing the common stock of Banco Santander Mexico, which is currently the successor of all of Grupo Financiero Santander Mexico’s obligations as the merging entity, through S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V., with effect as of such date.

Material Fact Announcement

Pursuant to the terms of the exchange notice published on the date hereof, the shareholders of Grupo Financiero Santader Mexico, the merged entity, will receive 1 (one) share of Banco Santander Mexico, the merging entity and successor of Grupo Financiero Santander Mexico, for each share they hold of Grupo Financiero Santander Mexico and will become shareholders of Banco Santander Mexico.

As a result of the above, and pursuant to the terms of the merger approved at their respective shareholders meetings, on January 29, 2018, the share certificates representing the common stock of Grupo Financiero Santander Mexico, the merged entity, will no longer be listed on the BMV and the shares of Banco Santander Mexico will be listed on the BMV under the ticker symbol “BSMX”, thereby consummating the merger in question.

Additionally, the initial trading price of Banco Santander Mexico shares on their first day of trading on the BMV will be the same as the price of Grupo Financiero Santander Mexico shares at the close of business on the immediately preceding business day. Furthermore, all transactions carried out with shares of Grupo Financiero Santander during the 25th and 26th of January 2018, will be settled within 24 hours and on the same day, respectively.

As of January 29, 2018, Banco Santander Mexico will replace Grupo Financiero Santander Mexico in all of the BMV indexes of which Grupo Financiero Santander Mexico is a member as of such date.

This material fact announcement does not constitute an offer to sell or a solicitation of an offer to buy any securities, nor will there be any offer, solicitation or sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

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